Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS $812 MILLION IN CASH FLOW
PENNSYLVANIA MARCELLUS PRODUCTION EXCEEDS 190 MMCF/D
UNDERLYING PRODUCTION GROWTH CONTINUES

CALGARY, Alberta, July 27, 2010 – Talisman Energy Inc. reported its operating and financial results for the second quarter of 2010.

•
Cash flow1 during the quarter was $812 million compared to $897 million a year ago and $837 million in the previous quarter. Excluding the effect of financial instruments, cash flow was approximately 20% higher than the second quarter of 2009, which included significant realized gains on derivatives.

•	Net income was $603 million compared to $63 million a year earlier and $228 million in the first quarter. Net income in the previous year was affected by mark-to-market losses on derivatives.
•	Earnings from continuing operations1 were $137 million compared to $132 million in the second quarter of 2009 and $121 million in the first quarter.
•
Production averaged 411,000 boe/d, down from 424,000 boe/d in the second quarter of 2009 as a result of non-core asset sales. Underlying production from continuing operations averaged 387,000 boe/d, up 2% over last year.

•	Talisman has continued to strengthen its balance sheet. Net debt1 at quarter end was $1.3 billion, down from $2.1 billion at December 31, 2009.
•
The company has closed the sale of $1.5 billion of non-core assets in North America as of mid-July, ($1.3 billion during the second quarter) and is on track for $1.9 billion in sales this year, as previously announced.

•	Production from the Pennsylvania Marcellus shale play exceeded 190 mmcf/d during July.
•	Talisman successfully completed an appraisal well in the Grevling discovery in Norway.
•	The company was awarded three new exploration blocks in Colombia. Talisman also drilled a successful stratigraphic test (the Guairuro-1 well) and tested the recent Chiriguaro discovery.

“This was a strong quarter financially, and we are on track to deliver on our key promises for the year,” said John A. Manzoni, President & CEO. “Year on year, our underlying production volumes have increased this quarter and we expect this trend to continue through the second half of 2010. We have made substantial progress toward our announced $1.9 billion of asset sales for the year and closed the sale of $1.5 billion of non-core North American properties to date. And, we continue to reduce net debt and strengthen the balance sheet.

“In response to the devastating incident in the Gulf of Mexico, we have conducted a thorough review of all facets of our drilling operations, including well design, procedures, training and equipment. This review gives us confidence in our operations, and reinforces the need to remain vigilant at every stage.

___________________________
1 The terms “cash flow”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“Cash flow was $812 million in the quarter, down from a year ago when we realized significant cash proceeds from hedges. Excluding the impact of hedges, our underlying cash flow was up 20% compared to the second quarter of 2009, with higher commodity prices driving netbacks up by 8%.

“Net income was approximately $600 million, up substantially from both the previous quarter and the prior year. A year ago, we posted significant mark-to-market losses on derivatives, compared with a gain of $76 million this quarter. Earnings from continuing operations, which excludes non-operational items, were $137 million, up slightly from both the prior year and previous quarter.

“Our estimate of cash capital spending remains at $4.6 billion, which is lower than our initial guidance for the year, largely due to exchange rate impacts.

“Production from continuing operations was up 2% from a year ago, despite a heavy maintenance and shutdown schedule for the quarter. Natural gas sales from continuing operations were up 13% year over year, with growing shale volumes, as well as continuing increases in Southeast Asia and Norway. Our production guidance for the year is unchanged, at just over 400,000 boe/d, including the effect of announced non-core asset sales.

“In North America, natural gas production from continuing operations grew 5% year over year. In Pennsylvania, Marcellus shale gas volumes exceeded 190 mmcf/d during July and we remain on-track for our exit rate target of 250-300 mmcf/d.

“We’ve also made significant progress in the Montney shale, drilling six development and four pilot wells during the quarter. In Quebec, we will be drilling and completing five wells in the Utica shale this year. We are encouraged by test results from the St. Edouard well and expect to complete and test the remaining four wells in the second half of the year.

“Our North Sea operations saw extensive planned maintenance shutdowns, which affected volumes by 27,000 boe/d, relative to the first quarter. A number of turnarounds were successfully completed during the quarter; however, maintenance activities will continue during the summer.  In Norway, we expect the Yme topsides to be loaded out in August. A Grevling appraisal well was completed during the quarter and we are now examining possible development options.

“Talisman continues to deliver production growth in Southeast Asia, with successful development drilling at PM-3 (Malaysia/Vietnam) and increasing gas sales in Indonesia. The Jambi Merang project is on schedule for mid-2011, with recent development wells exceeding expectations.

“Talisman’s 2010 international exploration program has been weighted towards land and seismic acquisitions to prepare for a higher number of exploration wells in 2011. We have initiated a major seismic program in Papua New Guinea, where we expect to drill our first onshore well in the third quarter. We acquired additional acreage in Colombia and drilled the first of six planned stratigraphic wells in Block CPE-6, confirming the presence of oil.

“We have also been awarded three new offshore blocks in Indonesia, which gives Talisman an extensive position in the South Makassar Basin. Our first well is expected to spud next month in the north of the basin, with the first Talisman operated well in the south planned for next year.

“At mid-year, the company is in a strong financial position and has significant flexibility in its spending programs going forward. With growth in our North American shale volumes, project developments in the North Sea and continued growth in Southeast Asia, we expect continued underlying production growth through the second half of this year, leading to 5-10% absolute growth next year.

“Overall reserve replacement costs are projected to reduce substantially again this year, and our exploration portfolio is being strengthened all the time, giving us confidence in the longer term trend. We are excited about our improving prospect inventory, and an increased level of exploration drilling next year.”

Financial Highlights

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Cash flow ($ million)	812	897	1,649	2,206
Cash flow per share2	0.80	0.88	1.62	2.17

Net income ($ million)	603	63	831	518
Net income per share	0.59	0.06	0.82	0.51

Earnings from continuing operations ($ million)	137	132	247	452
Earnings from continuing operations per share 2	0.13	0.13	0.24	0.45

Average shares outstanding (million)	1,018	1,015	1,018	1,015

Cash flow during the quarter was $812 million compared to $897 million a year earlier. Excluding the impact of held-for-trading financial instruments, Talisman’s underlying cash flow was up approximately 20% for the quarter, compared to a year earlier. The company realized cash proceeds from derivatives of approximately $200 million in the second quarter of 2009.

Net income for the quarter was $603 million compared to $63 million a year earlier. Held-for-trading financial instruments had a positive effect on net income this quarter. The company recorded a $76 million gain on the mark-to-market value of these contracts in the current quarter, versus a loss of $438 million a year ago. Earnings from continuing operations, which exclude non-operational items, totalled $137 million during the quarter, versus $132 million a year earlier and $121 million in the first quarter.

Total Depreciation, Depletion and Amortization (DD&A) expense from continuing operations was $508 million, down 17% from the same period last year, as a result of higher reserves, the strengthening Canadian dollar and timing of liftings.

Dry hole expense was $31 million during the quarter versus $52 million in the second quarter of 2009, which reflects the decrease of conventional drilling activity in North America. Exploration expense was $71 million compared to $58 million in the previous year. Current income taxes in the quarter were $161 million versus $178 million a year earlier.

Exploration and development spending was $934 million during the quarter, bringing the total to $1,669 million for the year-to-date.

Talisman’s net long-term debt at June 30 was $1.3 billion, down from $2.1 billion at year end.

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2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Production

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Oil and liquids (bbls/d)	182,000	212,000	194,000	224,000
Natural gas (mmcf/d)	1,376	1,271	1,372	1,281
Total (boe/d)	411,000	424,000	423,000	437,000

Continuing operations (boe/d)	387,000	379,000	396,000	390,000

Talisman continued to grow its underlying production volumes from continuing operations during the quarter, averaging 387,000 boe/d in the second quarter, an increase of 2% over the second quarter of 2009. The company expects that this year-over-year trend will continue in the third and fourth quarters.

Total production, including assets announced for sale, was down 3% relative to the second quarter of last year. Lower oil volumes were driven by shutdowns due to planned maintenance activity in the North Sea, which were partially offset by increased natural gas production (higher volumes from Rev in Norway, record production at Corridor and increased production in the Marcellus).

Netbacks

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Sales	52.81	47.90	54.96	45.99
Royalties	(8.74)	(6.24)	(8.61)	(6.08)
Transportation	(1.51)	(1.29)	(1.54)	(1.35)
Operating expenses	(12.82)	(12.95)	(13.02)	(12.64)
Netback ($/boe)	29.74	27.42	31.79	25.92

Oil and liquids netback ($/bbl)	41.78	38.39	43.93	33.84
Natural gas netback ($/mcf)	3.36	2.73	3.58	2.94

WTI oil prices averaged US$78.04/bbl during the quarter, a 31% increase from US$59.62/bbl in the second quarter of 2009. North American natural gas prices averaged US$4.07/mmbtu compared to US$3.60/mmbtu a year ago.

Netbacks in the second quarter averaged $29.74/boe, 8% over a year earlier as higher prices were partially offset by a stronger Canadian dollar and increased royalties.

North America

In North America, production averaged 948 mmcfe/d (158,000 boe/d) for the second quarter, down 8% from a year ago as a result of non-core asset sales. Capital spending in North America was $387 million, including $338 million related to shale activities.

Production from continuing operations was 804 mmcfe/d (134,000 boe/d), an increase of 3% year-over-year, with natural gas volumes from continuing operations increasing by 5% to 677 mmcf/d.  Production from shale averaged 169 mmcf/d during the quarter, up from 14 mmcf/d a year earlier.  Shale now accounts for 25% of Talisman’s North American natural gas production, up from 2% during the second quarter of 2009.

In the Pennsylvania Marcellus area, the company drilled 76 net wells during the first six months of 2010. In addition to wells drilled in 2009, Talisman USA has brought 61 new net wells on stream since the beginning of the year and current production is in excess of 190 mmcf/d. Production averaged 143 mmcf/d during the quarter, up from 11 mmcf/d during the second quarter of 2009, and up 68% from the previous quarter. Talisman remains firmly on track to exit the year within its 250-300 mmcf/d target range.

Talisman continues to focus on water management and is currently operating with zero liquids discharge by recycling 100% of flowback water. Permits are in place for the company’s 2010 water requirements.

In the Montney Shale, Talisman drilled six development and four pilot wells during the quarter. In Farrell Creek, the company drilled six gross (six net) horizontal development wells, which are expected to be completed in the third quarter. Talisman continued its pilot program in the Greater Cypress area of the Montney Shale, drilling seven wells year to date, and completed its first horizontal well during the quarter. Talisman exited the quarter with production of 18 mmcf/d in the Montney and expects production to reach 40-60 mmcf/d by year end.

In the Eagle Ford Shale, Talisman acquired 37,000 net operated acres in May. The company has just commenced drilling with one operated rig, and plans to drill eight gross (4.8 net) wells in the second half of the year.

Talisman continues its pilot program in the Quebec Utica Shale and drilled one gross well (0.75 net) during the second quarter, the fourth horizontal pilot well drilled this year.  The company’s fifth horizontal well in the play is currently being drilled and two completions are in progress.

Production from Talisman’s conventional areas was 630 mmcf/d natural gas and 25,000 bbls/d of liquids. The company drilled a total of 18 gross conventional wells (14.4 net) in the second quarter.

Talisman continues to progress the sale of conventional, non-core assets in North America. In the second quarter, the company completed sales for a total consideration of $1.3 billion and, subsequent to quarter-end, this number reached $1.5 billion. The company is on track to complete the sale of $1.9 billion in non-core North American assets during 2010, as previously announced.

UK

Production in the UK averaged 64,400 boe/d in the second quarter of 2010, a 31% decrease from the same quarter in 2009 and a 25% decrease from the previous quarter. Against the same period in 2009, the decrease in production was mainly due to planned facility turnarounds, with annual shutdowns commencing and successfully completed at Piper/Tweedsmuir, Clyde/Orion, Fulmar/Auk and Claymore. Shutdowns in the quarter lowered production volumes by 18,000 boe/d relative to the first quarter.   Shutdowns planned during the third quarter are at Buchan, Ross/Blake, Tartan and MonArb.

The company spent approximately $133 million on development in the UK during the quarter, primarily directed towards the Auk North, Auk South and Burghley projects.

In the Central North Sea, the Auk North development is on schedule with first oil targeted in 2011. Auk South is steadily progressing with construction contracts awarded during the quarter and first oil is expected in 2012. Work on the Burghley development is proceeding with umbilicals and pipelines laid during the quarter and first oil planned for the fourth quarter of 2010.

Norway

Production in Norway averaged 50,600 boe/d in the quarter, a 32% increase over the same period in 2009 and a 15% decrease from the previous quarter. The increase over last year predominantly reflects increased volumes from Rev, which was being commissioned a year ago, and the successful infill drilling program at Varg.

Volumes are down compared to the previous quarter due to planned facilities turnarounds, with annual shutdowns commencing and successfully completed at Rev and Gyda (and Blane nearing completion).  Turnaround activity in the quarter lowered volumes by 9,000 boe/d relative to the first quarter.   Remaining shutdowns planned during the third quarter are at Varg and Veslefrikk.

Successful infill wells were completed at both Brage and Veslefrikk during the quarter and each field had another well drilling at the end of the quarter.

The Yme topsides are complete and ready for load-out from the construction yard in Abu Dhabi. Load-out and transportation to Norway is planned during August. Subject to favourable weather conditions for installation of the topsides, first production is anticipated around the end of 2010. Talisman continued drilling Yme development wells through the quarter, with the program expected to be completed during the third quarter.

The company spent $117 million on development in Norway during the quarter, with approximately half of the spend on the Yme redevelopment and most of the remainder on development drilling.

Southeast Asia

Production averaged 125,000 boe/d, up 19% from the same period last year and up 5% from the previous quarter.

In Malaysia, production averaged 41,000 boe/d, up 35% from the same period last year and up 19% over the previous quarter. The increase over last year reflects increased production from the incremental oil recovery (IOR) project in the Southern Fields and continued drilling success in the Northern Fields. The second quarter also benefited from the one time re-determination in the South Angsi field where Talisman’s equity increased from 15% to 28.6%. Without the net equity increase in South Angsi, underlying production in Malaysia remained unchanged from the previous quarter.

To date, the Southern Fields IOR program continues to meet expectations, adding gross production volumes of approximately 5,000-6,000 boe/d (2,000-2,400 boe/d net).

Average production from the Northern Fields was 21,000 boe/d. Year-to-date, Talisman has drilled six wells in the Northern Fields and completed three. The Northern Fields now has the potential to produce upwards of 210 mmcf/d of gross sales gas volumes (85 mmcf/d net), providing additional capacity to help ensure Talisman meets its delivery forecasts. The three remaining wells will be completed in the third quarter.

In Vietnam, production averaged 2,100 bbls/d for the second quarter. An additional development drilling program at Song Doc is expected to start in the third quarter. On Block 15-2/01, the company continues to progress development options for the Hai Su Trang and the Hai Su Den discoveries.

In Australia, production averaged 3,100 bbls/d. The first well in the Kitan field development spudded in June.

In Indonesia, production averaged 78,000 boe/d, an increase of 20% compared to same period last year and up 2% from the previous quarter. Corridor achieved a record production rate of 352 mmcf/d (net sales gas), reflecting facilities optimization to meet increased gas demand in the region. The company also approved a project to install additional gas compression to support Corridor's Dayung field and pursued debottlenecking initiatives at the Grissik Central Gas Plant to improve deliverability to existing Corridor customers. Talisman’s share of production from the Tangguh LNG project contributed 22 mmcf/d during the quarter.

In the Ogan Komering JOB Block, the company commenced a 37 well infill program, which will be drilled over the next 24 months. The Jambi Merang drilling program is progressing well, with results exceeding expectations. The project is on track for first production in mid-2011.

International Exploration

International exploration spending during the second quarter was $156 million. During the quarter, the capital program was largely directed at the continuation of drilling programs in the North Sea and Latin America. A number of seismic programs were also ongoing during the quarter.

In May, the company was awarded PSCs in three new offshore blocks in the South Makassar basin, which were previously held under Joint Study Agreements. Talisman now holds an operated 70% interest in the South Sageri PSC, an operated 60% interest in the Sadang PSC, and a non-operated 33% interest in the South Mandar PSC. The co-venturers have committed to drill one well on the South Sageri PSC and to conduct 3D seismic on all blocks within three years. In addition, Talisman has also recently entered into a new Joint Study Agreement in the area.

In Papua New Guinea, the company is undertaking a major seismic survey in preparation for drilling later this year.

In Colombia, Talisman was awarded interests in three non-operated blocks in the Putumayo basin, adding over one million gross acres, subject to final governmental approval. Talisman now holds a 50% interest in the CAG5 block and a 40% interest in both the CAG6 and PUT 9 blocks. This acreage is adjacent to the company’s established position in the Llanos basin and increases Talisman’s footprint in the Sub-Andean trend. Talisman, along with the operator, has agreed to a work program comprised of approximately 1,700 kilometers of seismic acquisition, five shallow stratigraphic and two exploration wells in these new blocks.

Following the quarter end, the company completed drilling its first stratigraphic well in Block CPE-6 in the Colombia Heavy oil trend. The Guairuro-1 well found a net oil pay zone 28 feet thick, confirming the presence of hydrocarbons in the region and reinforcing the exploratory potential of the block.  Five further stratigraphic wells are planned.

In the Kurdistan region of northern Iraq, Kurdamir-1 operations continue after stabilizing the well following a well control incident in late April.

In Norway, the company appraised the Grevling discovery made in 2009. The well confirmed the presence of hydrocarbons and development options are being considered based on the drilling results.

In Peru, the company plans to spud the Runtusapa–1X well in Block 101 and commence seismic programs in Blocks 64, 158 and 134 in the third quarter.

In Poland, Talisman has opened an office in Warsaw and expects to begin seismic acquisition in the fourth quarter.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans, including expected capital expenditures;
•	planned drilling, development, exploration, seismic and testing;
•	planned or expected production;
•	targeted exit rate;
•	planned shutdowns:
•	expected timing of first oil at Auk North, Auk South and Burghley;
•	estimated timing of first production, completion of drilling program and delivery of production facilities at Yme;
•	estimated timing of first production at Jambi Merang;
•	estimated timing of completion of wells in the Northern Fields;
•	estimated commencement of development drilling program at Song Doc;
•	commencement of infill drilling program in the Ogan Komering JOB Block;
•	drilling and seismic commitments in the South Makassar basin;
•	planned work program and drilling in Colombia;
•	planned timing of seismic acquisition in Poland; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The forward-looking information contained herein is based on Talisman’s 2010 capital program. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, assuming that most of the North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.  The disposition metrics disclosed assume closing of all dispositions as announced; the final completion of such dispositions is contingent on various factors including the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such transactions.  Forward-looking information for periods past 2010 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;

•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this news release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2009, contains information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

($ million, except per share amounts)	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Cash provided by operating activities	903	1,150	2,032	2,236
Less: Changes in non-cash working capital	(91)	(253)	(383)	(30)
Cash flow2	812	897	1,649	2,206
Less: Cash provided by discontinued operations1	(41)	(99)	(112)	(188)
Cash flow from continuing operations1,2	771	798	1,537	2,018
Cash flow per share2	0.80	0.88	1.62	2.17
Cash flow from continuing operations per share2	0.76	0.79	1.51	1.98
1.	Comparatives restated for operations classified as discontinued since June 30, 2009.
2.	This is a non-GAAP measure. Please refer to the section in this news release entitled Non-GAAP Financial Measures for further explanation and details.

Earnings from continuing operations are calculated by adjusting the Company’s net income per the financial statements for certain items of a non-operational nature on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

($ million, except per share amounts)
	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Net income	603	63	831	518
Operating income from discontinued operations	30	13	49	16
Gain on disposition of discontinued operations	162	477	123	996
Income from discontinued operations5	192	490	172	1,012
Income (loss) from continuing operations5	411	(427)	659	(494)
Unrealized losses on financial instruments 1 (tax adjusted)	(108)	478	(245)	865
Stock-based compensation expense (recovery)2 (tax adjusted)	(12)	75	(77)	98
Foreign exchange on net debt and future income taxes	(47)	-	(23)	-
Future tax recovery of unrealized foreign exchange losses on foreign denominated debt 3	(107)	6	(67)	(17)
Earnings from continuing operations 4	137	132	247	452
Per share 4	0.13	0.13	0.24	0.45
1.	Unrealized losses on financial instruments relate to the change in the period of the mark-to-market value of the Company’s outstanding held-for-trading financial instruments
2.
Stock-based compensation expense relates principally to the mark-to-market value of the Company’s outstanding stock options and cash units at June 30.  The Company’s stock-based compensation expense is based principally on the difference between the Company’s share price and its stock options or cash units exercise price

3.	Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
4.	This is a non-GAAP measure.
5.	Comparatives restated for operations classified as discontinued subsequent to June 30, 2009.

This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness and cash and cash equivalents.  The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

($ million)
June 30,	2010	2009
Long-term debt	3,784	3,780
Bank indebtedness	35	36
Cash and cash equivalents	(2,564)	(1,690)
Net debt	1,255	2,126

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	812	897	1,649	2,206
Net income	603	63	831	518
Capital expenditures	958	837	1,714	1,843
Per common share (C$)
Cash flow (1)	0.80	0.88	1.62	2.17
Net income	0.59	0.06	0.82	0.51
Production
(daily average)
Oil and liquids (bbls/d)
North America	25,165	36,823	25,480	38,780
UK	61,395	89,936	72,170	96,277
Scandinavia	38,456	31,165	41,363	33,009
Southeast Asia	43,421	38,094	41,501	37,719
Other	13,470	16,131	13,822	17,665
Total oil and liquids	181,907	212,149	194,336	223,450
Natural gas (mmcfd/d)
North America	797	807	792	818
UK	18	21	18	25
Scandinavia	73	43	82	47
Southeast Asia	488	400	480	391
Total natural gas	1,376	1,271	1,372	1,281
Total mboe/d (2)	411	424	423	437
Prices (3)
Oil and liquids (C$/bbl)
North America	62.36	56.55	66.05	49.29
UK	79.90	67.73	79.67	61.70
Scandinavia	80.09	67.89	81.13	61.91
Southeast Asia	81.47	70.61	80.44	61.79
Other	77.31	69.75	77.82	63.95
Total oil and liquids	77.70	66.48	78.23	59.77
Natural gas (C$/mcf)
North America	4.75	4.37	5.28	4.94
UK	3.62	4.24	4.38	5.22
Scandinavia	5.85	4.22	5.90	7.24
Southeast Asia	6.77	6.01	6.87	5.69
Total natural gas	5.51	4.88	5.86	5.26
Total (C$/boe) (2)	52.81	47.90	54.96	45.99

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of C$)	2010	2009
		(restated)
Assets
Current
Cash and cash equivalents	2,564	1,690
Accounts receivable	1,147	1,265
Inventories	156	144
Prepaid expenses	29	9
Assets of discontinued operations	205	46
	4,101	3,154

Other assets	411	290
Goodwill	1,226	1,194
Property, plant and equipment	17,874	17,111
Assets of discontinued operations	-	1,869
	19,511	20,464
Total assets	23,612	23,618

Liabilities
Current
Bank indebtedness	35	36
Accounts payable and accrued liabilities	1,892	2,126
Income and other taxes payable	398	357
Current portion of long-term debt	355	10
Future income taxes	7	68
Liabilities of discontinued operations	6	7
	2,693	2,604

Deferred credits	57	59
Asset retirement obligations	2,098	2,117
Other long-term obligations	149	168
Long-term debt	3,429	3,770
Future income taxes	3,604	3,646
Liabilities of discontinued operations	-	143
	9,337	9,903

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
June 2010 - 1,018 million (December 2009 - 1,015 million)	2,426	2,374
Contributed surplus	106	153
Retained earnings	9,878	9,174
Accumulated other comprehensive loss	(828)	(590)
	11,582	11,111
Total liabilities and shareholders' equity	23,612	23,618

Prior period balances have been restated to reflect the financial position of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2010	2009	2010	2009
		(restated)		(restated)

Revenue
Gross sales	1,886	1,692	3,971	3,420
Less royalties	323	204	624	480
Net sales	1,563	1,488	3,347	2,940
Other	27	26	56	60
Total revenue	1,590	1,514	3,403	3,000

Expenses
Operating	460	475	958	967
Transportation	57	50	118	106
General and administrative	86	86	168	167
Depreciation, depletion and amortization	508	609	1,090	1,277
Dry hole	31	52	37	268
Exploration	71	58	167	126
Interest on long-term debt	41	45	82	90
Stock-based compensation	(14)	117	(86)	150
Loss on held-for-trading financial instruments	(76)	438	(173)	365
Other, net	(69)	88	44	104
Total expenses	1,095	2,018	2,405	3,620
Income (loss) from continuing operations before taxes	495	(504)	998	(620)
Taxes
Current income tax	161	178	396	320
Future income tax (recovery)	(106)	(281)	(113)	(486)
Petroleum revenue tax	29	26	56	40
	84	(77)	339	(126)
Income (loss) from continuing operations	411	(427)	659	(494)
Income from discontinued operations	192	490	172	1,012
Net income	603	63	831	518

Per common share (C$):
Income (loss) from continuing operations	0.40	(0.42)	0.65	(0.49)
Diluted income (loss) from continuing operations	0.40	(0.42)	0.64	(0.49)
Income from discontinued operations	0.19	0.48	0.17	1.00
Diluted income from discontinued operations	0.19	0.48	0.17	1.00
Net income	0.59	0.06	0.82	0.51
Diluted net income	0.59	0.06	0.81	0.51
Average number of common shares outstanding (millions)	1,018	1,015	1,018	1,015
Diluted number of common shares outstanding (millions)	1,037	1,015	1,036	1,015

Prior period balances have been restated to reflect the results of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2010	2009	2010	2009
		(restated)		(restated)

Operating
Income (loss) from continuing operations	411	(427)	659	(494)
Items not involving cash	289	1,167	711	2,386
Exploration	71	58	167	126
	771	798	1,537	2,018
Changes in non-cash working capital	91	253	383	30
Cash provided by continuing operations	862	1,051	1,920	2,048
Cash provided by discontinued operations	41	99	112	188
Cash provided by operating activities	903	1,150	2,032	2,236

Investing
Capital expenditures
Exploration, development and other	(951)	(793)	(1,701)	(1,504)
Corporate acquisitions	-	-	(189)	-
Property acquisitions	(360)	(28)	(385)	(56)
Proceeds of resource property dispositions	8	27	115	60
Changes in non-cash working capital	(28)	(101)	(84)	(355)
Discontinued operations, net of capital expenditures	1,223	1,240	1,240	1,591
Cash provided by (used in) investing activities	(108)	345	(1,004)	(264)

Financing
Long-term debt repaid	(11)	(106)	(11)	(796)
Long-term debt issued	-	879	-	1,249
Common shares issued	3	-	8	1
Common shares purchased	(26)	(1)	(26)	(1)
Common share dividends	(127)	(115)	(127)	(115)
Deferred credits and other	(3)	3	(10)	7
Changes in non-cash working capital	1	1	(1)	2
Cash provided by (used in) financing activities	(163)	661	(167)	347
Effect of translation on foreign currency cash and cash equivalents	38	(6)	-	(22)
Net increase in cash and cash equivalents	670	2,150	861	2,297
Cash and cash equivalents net of bank indebtedness, beginning of period	1,859	159	1,668	12
Cash and cash equivalents net of bank indebtedness, end of period	2,529	2,309	2,529	2,309

Cash and cash equivalents	2,564	2,307	2,564	2,307
Cash and cash equivalents reclassified to discontinued operations	-	4	-	4
Bank indebtedness	(35)	(2)	(35)	(2)
Cash and cash equivalents net of bank indebtedness, end of period	2,529	2,309	2,529	2,309

Prior period balances have been restated to reflect the cash flows of discontinued operations

Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	425	378	899	807	458	593	1,064	1,122	279	212	651	454
Royalties	24	38	91	99	2	2	4	3	-	-	-	-
Net sales	401	340	808	708	456	591	1,060	1,119	279	212	651	454
Other	23	21	46	47	3	4	8	11	-	1	1	2
Total revenue	424	361	854	755	459	595	1,068	1,130	279	213	652	456
Segmented expenses
Operating	122	126	233	247	202	217	435	428	64	62	150	136
Transportation	15	14	34	26	8	11	18	24	16	13	32	25
DD&A	208	213	403	419	117	218	278	454	97	87	242	190
Dry hole	(15)	1	(14)	101	39	(1)	39	30	6	35	5	63
Exploration	2	12	34	34	4	5	9	7	4	6	15	12
Other	18	(11)	(1)	(7)	2	(11)	-	(7)	(2)	4	64	5
Total segmented expenses	350	355	689	820	372	439	779	936	185	207	508	431
Segmented income (loss) before taxes	74	6	165	(65)	87	156	289	194	94	6	144	25
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation (recovery)
Currency translation
(Gain) loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing operations before taxes
Capital expenditures
Exploration	52	105	151	186	34	44	40	90	40	69	53	128
Development	333	76	512	72	133	160	243	291	117	133	280	248
Midstream	2	(5)	1	30	-	-	-	-	-	-	-	-
Exploration and development	387	176	664	288	167	204	283	381	157	202	333	376
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)
Property, plant and equipment			7,457	6,835			4,265	4,549			2,077	2,040
Goodwill			168	167			271	289			637	628
Other			2,968	1,253			195	386			305	226
Discontinued operations			205	1,875			-	-			-	-
Segmented assets			10,798	10,130			4,731	5,224			3,019	2,894
Non-segmented assets
Total assets (5)

(1) North America	2010	2009	2010	2009
Canada	352	336	726	696
US	72	25	128	59
Total revenue	424	361	854	755
Canada			5,599	5,673
US			1,858	1,162
Property, plant and equipment (5)			7,457	6,835

4 Excluding corporate acquisitions.
5 Current year represents balances as at June 30, prior year represents balances as at December 31.

Segmented Information

	Southeast Asia (2)				Other (3)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	605	430	1,173	820	119	79	184	217	1,886	1,692	3,971	3,420
Royalties	235	132	429	277	62	32	100	101	323	204	624	480
Net sales	370	298	744	543	57	47	84	116	1,563	1,488	3,347	2,940
Other	1	-	1	-	-	-	-	-	27	26	56	60
Total revenue	371	298	745	543	57	47	84	116	1,590	1,514	3,403	3,000
Segmented expenses
Operating	64	63	127	131	8	7	13	25	460	475	958	967
Transportation	16	10	30	27	2	2	4	4	57	50	118	106
DD&A	77	82	153	191	9	9	14	23	508	609	1,090	1,277
Dry hole	1	-	(7)	51	-	17	14	23	31	52	37	268
Exploration	21	15	45	30	40	20	64	43	71	58	167	126
Other	9	2	19	-	(7)	-	-	12	20	(16)	82	3
Total segmented expenses	188	172	367	430	52	55	109	130	1,147	1,228	2,452	2,747
Segmented income (loss) before taxes	183	126	378	113	5	(8)	(25)	(14)	443	286	951	253
Non-segmented expenses
General and administrative									86	86	168	167
Interest on long-term debt									41	45	82	90
Stock-based compensation (recovery)									(14)	117	(86)	150
Currency translation									(89)	104	(38)	101
(Gain) loss on held-for-trading financial instruments									(76)	438	(173)	365
Total non-segmented expenses									(52)	790	(47)	873
Income (loss) from continuing operations before taxes									495	(504)	998	(620)
Capital expenditures
Exploration	32	45	77	126	50	54	109	117	208	317	430	647
Development	111	90	153	286	30	11	50	12	724	470	1,238	909
Midstream	-	-	-	-	-	-	-	-	2	(5)	1	30
Exploration and development	143	135	230	412	80	65	159	129	934	782	1,669	1,586
Property acquisitions									364	28	591	94
Proceeds on dispositions									(8)	(27)	(151)	(98)
Other non-segmented									19	13	29	23
Net capital expenditures (4)									1,309	796	2,138	1,605
Property, plant and equipment			3,158	2,864			917	823			17,874	17,111
Goodwill			150	110			-	-			1,226	1,194
Other			487	427			198	155			4,153	2,447
Discontinued operations			-	-			-	40			205	1,915
Segmented assets			3,795	3,401			1,115	1,018			23,458	22,667
Non-segmented assets											154	951
Total assets (5)											23,612	23,618

(2) Southeast Asia	2010	2009	2010	2009
Indonesia	225	166	442	303
Malaysia	122	84	240	151
Vietnam	16	24	31	53
Australia	8	24	32	36
Total revenue	371	298	745	543
Indonesia			1,491	1,243
Malaysia			1,171	1,171
Vietnam			274	241
Australia			222	209
Property, plant and equipment (5)			3,158	2,864

(3) Other	2010	2009	2010	2009
Algeria	57	47	84	116
Total revenue	57	47	84	116
Algeria			234	193
Other			683	630
Property, plant and equipment (5)			917	823